Greenberg Traurig, P.A.

401 E. Las Olas Blvd.

Suite 2000

Ft. Lauderdale, FL 33301

(954) 768-8255

Platform Specialty Products Corporation

Registration Statement on Form S-4

File No. 333-192778

January 15, 2014

Dear Ms. Anagnosti:

On behalf of Platform Specialty Products Corporation (the “Company”), we hereby respond to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 13, 2014 (the “Comment Letter”). The Company has previously submitted to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 to its Registration Statement on Form S-4 (the “Registration Statement”). This letter, together with Amendment No. 2 to the Registration Statement on Form S-4 filed on the date hereof (as amended, the “Amendment”), sets forth the Company’s responses to the comments contained in the Comment Letter relating to the Registration Statement.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Amendment of the requested disclosure or revised disclosure. Where requested, supplemental information is provided.

Four clean copies of the Amendment, and four copies that are marked to show changes from the originally submitted Registration Statement, are enclosed for your convenience with three By-Hand copies of this letter. Page references in the Company’s responses are to pages in the marked copy of the Amendment.

Executive Compensation, page 97

1.	Please update compensation disclosure for fiscal year ended December 31, 2013.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page [97] of the Amendment to include updated compensation disclosure for fiscal year ended December 31, 2013, to the extent it is currently calculable. The Company has added additional disclosure on page [97] of the Amendment stating that the compensation disclosure for fiscal year ended December 31, 2013 that is not currently calculable is expected to be determined by March 31, 2014 when the Company files its annual report on Form 10-K for the year ended December 31, 2013.

Material U.S. Federal Income Tax Consequences of the Merger and Domestication, page 126

Effect of Section 367, page 128

2.	We note your response to comment six in our letter dated December 23, 2013. Please include a summary of your response in your disclosure. To the extent that you will be subject to the reporting requirements of the Exchange Act at the time the results of the E&P Analysis will become available, please advise whether you intend to also file a Form 8-K disclosing the results of this analysis.

The Company acknowledges the Staff’s comment. The Company has revised its disclosure on page [129] of the Amendment to include the requested disclosure. To the extent that the Company will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, at the time the results of the E&P Analysis become available, the Company intends to also file a Form 8-K disclosing the results of this analysis.

Change in Platform’s Certifying Accountant, page 134

3.	Please revise your disclosure to specifically disclose the date that PricewaterhouseCoopers LLP (United Kingdom) resigned. Please also update bullet point (a) regarding any reportable events or disagreements with the former accountant to include the period through the effective date of resignation. Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with these revised statements regarding the change in accountant in your amended Form S-4. Refer to Item 304 of Regulation S-K.

The Company acknowledges the Staff’s comment. The Company has (i) revised its disclosure on pages [134-5] of the Amendment to include the requested disclosure and (ii) obtained and filed an updated Exhibit 16 letter from the former accountants.

If you have any questions, please feel free to contact either Donn Beloff at (954) 768-8283 or Kara MacCullough at (954) 768-8255.

Sincerely,

/s/ Kara L MacCullough

Kara L MacCullough

cc:	Daniel H. Leever
Frank Monteiro

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